UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 15, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 15th, 2021

DATE, TIME AND PLACE: December 15th, 2021, at 10.00 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. It is registered the justified absence of Mr. Michele Valensise during the discussions of the item (5) of the Agenda, and of Mr. Agostino Nuzzolo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the Industrial Plan and to resolve on the Company’s budget for the year of 2022; (4) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (5) To acknowledge on the fulfillment of obligations process within the scope of the special corporate governance segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) known as Novo Mercado (“Novo Mercado”); (6) To resolve on the Company’s Strategic Projects; (7) To elect the Statutory Officers of the Company; (8) To resolve on the Statutory Audit Committee’s budget for the year of 2022; and (9) To resolve on the Company’s Board of Directors’ Work Plan for 2022.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 15th, 2021

Initially, it is registered that Mr. Carlo Nardello presented, with immediate effectiveness, the resignation letter related to his positions as Board Member, as Compensation Committee Member (“CR”) and as Environmental, Social & Governance Committee Member (“CESG”) of the Company. It is recorded that the members of the Board of Directors thanked Mr. Carlo Nardello for his commitment and dedication in performing his duties throughout his term of office.

Due to the resignation presented by Mr. Carlo Nardello, the Board members resolved, unanimously, to appoint Mr. Claudio Giovanni Ezio Ongaro, Italian, married, bachelor in Electronic Engineering, bearer of the Italian passport Nr. YA4595942, valid through July 16th, 2023, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy, as member of this Board of Directors, ad referendum of the next Annual and Extraordinary Shareholders’ Meeting of the Company, pursuant to the provisions of Article 150 of Law Nr. 6,404/1976 and Article 20, paragraph 2 of the Company's By-laws. The terms of investiture, other statements and documents were presented in accordance with the applicable legislation.

In view of the above, the Board of Directors shall have the following composition: Messrs. Nicandro Durante, Agostino Nuzzolo, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

The Board Members also elected Mr. Claudio Giovanni Ezio Ongaro as member of the CR, which shall have the following composition: Messrs. Nicandro Durante, Claudio Giovanni Ezio Ongaro and Michele Valensise.

The Board Members also elected Mr. Claudio Giovanni Ezio Ongaro as member of the CESG, which shall have the following composition: Messrs. Nicandro Durante, Claudio Giovanni Ezio Ongaro, Gesner José de Oliveira Filho, Pietro Labriola and Sabrina Di Bartolomeo.

Lastly, it is registered the waiver of the Board member elected, Mr. Claudio Giovanni Ezio Ongaro, to the remuneration which he would be entitled in view of the positions taken in this opportunity.

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on December 14th and 15th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 15th, 2021

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on December 14th, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Messrs. Pietro Labriola, Diretor Presidente (Chief Executive Officer), and Camille Faria, Diretora Financeira (Chief Financial Officer) and Diretora de Relações com Investidores (Investor Relations Officer) of the Company, presented the general conditions of the Company’s Industrial Plan for the years of 2022-2024. After the presentation, the Board members acknowledged on and approved the budget guidelines of the Company, to be used for the year of 2022.

(4) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$560,000,000.00 (five hundred and sixty million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.231366129 (zero point two, three, one, three, six, six, one, two, nine reais) of gross value per share. The payment will be made by January 25th, 2022, without the application of any monetary restatement index, considering the date of December 20th, 2021 as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

(5) The Board Members acknowledged on the fulfillment of obligations process within the scope of the Novo Mercado segment of B3, whose deadline is set for the Shareholders’ Meeting that resolve on the financial statements for the year of 2021, to be held in 2022, being registered that the pending points in this aspect, namely, the evaluation process of the Board of Directors, its advisory committees and Board of Officers, in addition to the Compensation Policy and Nomination of the Management bodies’ members Policy of the Company, will be submitted to approval on this date, as indicated below:

(5.1) Approved the Company’s Compensation Policy, whose content was shown to adhere to the aspects required by the Novo Mercado segment of B3, as per the proposal presented.

(5.2) Approved the Company’s Nomination of the Management bodies’ members Policy, whose content was shown to adhere to the aspects required by the Novo Mercado segment of B3, as per the proposal presented.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 15th, 2021

(5.3) Approved the adoption of the evaluation process of the Board of Directors and its advisory committees, as well as of the Board of Officers, whose content was shown to adhere to the aspects required by the Novo Mercado segment of B3, as per the proposal presented.

(6) The Board members acknowledged on the studies carried out and the ongoing negotiation involving strategic project of the Company, related to the development of platforms for offering healthcare services to its customers. The Board members authorized the management of the Company to deepen internal studies, hire external consultants and take all necessary and preliminary steps to verify the feasibility of the initiative and the effective conditions for its implementation. Once these studies are completed, the project will be opportunely submitted for resolution by this Board.

(7) The Board Members elected, in accordance with Section 22, item XXI of the Company’s By-laws, the Company’s Board of Officers, composed of eight (8) Officers, indicated as follows: (i) Diretor Presidente (Chief Executive Officer), Mr. Pietro Labriola, Italian, married, Bachelor in Business Administration, bearer of the Identity Card RNM nº G188964-B, issued by CGPI/DIREX/PF in August 2nd, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 074.053.501-35, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (ii) Diretora Financeira (Chief Financial Officer) and Diretora de Relações com Investidores (Investor Relations Officer), Mrs. Camille Loyo Faria, Brazilian, married, Chemical Engineer, bearer of the Identity Card No. 08.046.038-9, issued by DETRAN/RJ in August 22nd, 2013, enrolled in the taxpayers’ roll (CPF/ME) under No. 016.748.137-16, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (iii) Business Support Officer, Mr. Bruno Mutzenbecher Gentil, Brazilian, married, Bachelor in Business Administration, bearer of the Identity Card No. 07.212.618-8, issued by IFP/RJ in September 9th, 1998, enrolled in the taxpayers’ roll (CPF/ME) under No. 001.330.367-82, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (iv) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole, naturalized as Brazilian, divorced, Bachelor in Economics, bearer of the Identity Card No. 32.859.384-3, issued by DETRAN/RJ in December 20th, 2016, enrolled in the taxpayers’ roll (CPF/ME) under No. 059.292.237-50, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (v) Diretor Jurídico (Legal Officer), Mr. Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card No. 70.654, issued by OAB/RJ in May 8th, 2009, enrolled in the taxpayers’ roll (CPF/ME) under No. 846.062.237-15, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (vi) Chief Technology Information Officer, Mr. Leonardo de Carvalho Capdeville, Brazilian,

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 15th, 2021

married, Electric Engineer, bearer of the Identity Card No. 83.403-6, issued by SSP/ES in August 27th, 1986, enrolled in the taxpayers’ roll (CPF/ME) under No. 015.358.317-74, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; (vii) Chief Revenue Officer, Mr. Alberto Mario Griselli, Italian, married, Bachelor in Engineering, bearer of the Identity Card RNE No. V354056-O, issued by CGPI/DIREX/PF in January 31st, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; and (viii) Mrs. Maria Antonietta Russo, Italian, married, bachelor in Psychology, bearer of the Identity Card RNM No. V411242M, issued by CGPI/DIREX/PF-RJ in June 19th, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 059.696.447-14, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro. The Board of Officers’ members elected will have term of office of two (2) years, extended until the election of their successors, if necessary, and the current limits of authority of the Company’s Officers will remain in force. The elected hereby declared, under penalty of law, that they are not involved in any of the crimes provided for by law that prevents them from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also informed that will present the instrument of investiture, the statement provided by the Comissão de Valores Mobiliários (“CVM”) Instruction No. 367/2002, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

Additionally, it is registered that Mr. Pietro Labriola abstained from voting on this item on the Agenda, due to his position as a member of this Board.

(8) As provided by CVM Instruction nº 509/2011 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the year of 2022, exclusively intended for the purpose of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

(9) Approved the Company’s Board of Directors’ Work Plan for the year of 2022.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 15th, 2021.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 15, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer